Arent Fox LLP / Washington, DC / New York, NY / Los Angeles, CA

July 10, 2012 VIA EDGAR	Deborah S. Froling Attorney 202.857.6075 DIRECT 202.857.6395 FAX froling.deborah@arentfox.com

Mr. H. Roger Schwall

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	ICON Oil & Gas Fund Amendment No. 3 to Registration Statement on Form S-1, filed June 13, 2012 SEC File No. 333-177051

Dear Mr. Schwall:

On behalf of our client, ICON Oil & Gas Fund (the “Registrant”), we are responding to the request for clarification of the Staff of the U.S. Securities and Exchange Commission (the “Staff”) pursuant to our telephone conversation on July 5, 2012, with respect to the Registrant’s above-referenced Amendment No. 3 to the Registration Statement on Form S-1 filed with the Commission on June 13, 2012 (the “Registration Statement”). The Staff’s comment is set forth below in bold, followed by the Registrant’s response.

1.	Please provide us supplementally with information regarding the 20 dewatering projects listed on page 63.

Response: The “20” projects are not standalone developments. The correct way to describe it is as 5 Projects that have been expanded, in aggregate among them, 20 times.  One Project may be drilled over a few years. As wells are initially drilled and produce within the initial AMI, it may be economically justified to drill a second set of wells within that existing AMI and/or expand the initial AMI and drill subsequent wells in an adjacent field.  Each expansion leverages off of prior drilling within that Project and cannot be subdivided or be necessarily viewed as viable in isolation.

Each Project is also defined by the roughly 5 groupings of working interest owners.  Generally, there are 5 (not 20) groupings of working interest owners who share In the economics of the 5 drilling Projects listed in the table.  Therefore, both by virtue of the geography as well as the economics, there are 5 projects, all of which are listed in the table.  The initial terminology was not as precise as it should have been but removing the number 20 from the first sentence of the paragraph makes the disclosure below accurate.

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If you have any questions, please feel free to call me at (202) 857-6075 or Joel S. Kress, Senior Managing Director, of ICON Oil & Gas GP, LLC at (212) 418-4711.

Sincerely,
/s/ Deborah Schwager Froling Deborah Schwager Froling

Enclosures

cc:	Joel S. Kress, ICON Oil & Gas GP, LLC